UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-43297

AIR Global PLC

(Translation of registrant’s name into English)

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 23, 2026, AIR Limited, a direct, wholly owned subsidiary of AIR Global PLC (the “Company”) issued a press release announcing the pricing of its offering of senior unsecured notes pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. A copy of the press release is furnished hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2026

AIR Global PLC

By:	/s/ Stuart Brazier
	Name:	Stuart Brazier
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release issued by AIR Limited on September 23, 2026 announcing the pricing of its offering of senior unsecured notes.